Exhibit 3.1
Articles of Amendment
of the
Articles of Incorporation
of
ITT Corporation
     The undersigned officer of ITT Corporation (hereinafter referred to as the “Corporation”), existing pursuant to the provisions of the Indiana Business Corporation Law as amended (hereinafter referred to as the “IBCL”), desiring to give notice of corporate action amending its Articles of Incorporation of the Corporation, certifies the following facts:
     Section 1. Information. The name of the Corporation is, and after the effectiveness of this amendment will remain, ITT Corporation. The date of incorporation of the Corporation is September 5, 1995.
     Section 2. Amendments. The exact text of Article 4, Section (a) of the Corporation’s Articles of Incorporation is now as follows:
     “(a) The aggregate number of shares of stock that the Corporation shall have authority to issue is 300,000,000 shares, consisting of 250,000,000 shares designated “Common Stock” (after giving effect to the reverse split described below) and 50,000,000 shares designated “Preferred Stock”. The shares of Common Stock shall have a par value of $1.00 per share, and the shares of Preferred Stock shall not have any par or stated value, except that, solely for the purpose of any statute or regulation imposing any fee or tax based upon the capitalization of the Corporation, the shares of Preferred Stock shall be deemed to have a par value of $0.01 per share.
     (1) Reverse Stock Split. Without regard to any other provision of these Articles of Incorporation, every 2 shares of the Common Stock of the Corporation (“Old Common Stock”), whether issued and outstanding, held by the Company as treasury stock, or authorized but unissued immediately prior to 7:00 p.m., New York time, October 31, 2011 (the “Reverse Split Effective Time”), shall be automatically changed and combined, as of the Reverse Split Effective Time, into one (1) fully paid and non-assessable share of the Corporation’s Common Stock; provided that, to the extent such reverse stock split results in any record holder of Common Stock owning a fractional share thereof, no fractional shares shall be issued and in lieu thereof the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Reverse Split Effective Time at the then prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share. After the transfer agent’s completion of such sale, shareholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.”
     Section 3. Manner of Adoption and Vote.
     (a) Action by Directors. The Board of Directors of the Corporation duly approved these Articles of Amendment and shareholder action was not required under Section 23-1-38-2(4) of the IBCL.

     (b) Compliance with Legal Requirements. The manner of the adoption of these Articles of Amendment and the manner in which they were proposed and approved, constitute full legal compliance with the provisions of the Act, the Articles of Incorporation, and the By-Laws of the Corporation.
     Section 4. Effective Date. This amendment to the Corporation’s Articles shall become effective on the 31st day of October, 2011 at 7:00 p.m.
[Signature Page Follows]

     Executed on this 31st day of October, 2011.

ITT Corporation

By:	/s/ Burt M. Fealing
Name:	Burt M. Fealing
Title:	Senior Vice President, General Counsel & Secretary

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